Desktop Metal, Inc.

63 3rd Avenue

Burlington, Massachusetts 01803

(978) 224-1244

January 25, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alexandra Barone
Michael C. Foland

Re:	Withdrawal of Request for Accelerated Effectiveness of Registration Statement on Form S-1 (Registration No. 333-251653) of Desktop Metal, Inc.

Dear Ms. Barone:

On behalf of Desktop Metal, Inc. (the “Company”), the undersigned hereby requests that the Securities and Exchange Commission (the “Commission”) withdraw, effective immediately, the Company’s request for accelerated effectiveness of the above-reference Registration Statement submitted to the Commission on and dated January 22, 2021.

If you need any additional information, please contact me at (978) 224-1244 or in my absence, Jennifer Yoon of Latham & Watkins LLP at (617) 880-4540.

Very truly yours,

Desktop Metal, Inc.

By:	/s/ Meg Broderick
Name:	Meg Broderick
Title:	General Counsel

cc:	John H. Chory, Esq.
Susan L. Mazur, Esq.
Emily E. Taylor, Esq.